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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 13, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F  ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX STATEMENT IN LIGHT OF CURRENT MARKET
CONDITIONS

MONTERREY, MEXICO, October 9, 2008- In light of the current extraordinary market conditions, CEMEX S.A.B. de C.V. (NYSE: CX) would like to take this opportunity to assure the market that our business model continues to be intact and the capital structure of the company remains unchanged.   We wish to reaffirm to the market that we have slightly exceeded our guidance for third quarter and that we remain in compliance at the end of the third quarter with our financial covenant test.  As of September 30th, 2008, our net debt to EBITDA ratio was reduced to 3.4:1, due to a significant reduction in net debt during the quarter from about US$17.6 billion to about US$16.4 billion.

With regard to our derivatives strategy, we continue to employ derivatives only to execute our financing plan and to partially hedge our capital investment in our foreign subsidiaries.  The mark to market of our derivatives position as of September 30th, 2008 was a positive US$100 million for all of our derivatives including our perpetual securities.   This represents a US$400 million decline from the date of our mid quarter guidance on September 11th, 2008.  The decline from September 11th, 2008 is primarily explained by the realization of close to US$300 million in gains in our capital hedge program which was used primarily to reduce net debt.  Currently, and as a result of the recent high volatility in the foreign exchange and equity capital markets, the aggregate mark to market is approximately negative US$500 million (including our perpetual securities). We continue to have cash on hand to meet all of our operational and financial requirements.  We will be addressing all of these issues in more detail in our third quarter conference call on Wednesday, October 22nd, 2008.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 13, 2008	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller